Exhibit 99.1

Press Release

Total enters into a giant offshore wind farm project in Scottish North Sea

Paris, June 03, 2020– Total has entered into an agreement with SSE Renewables, to acquire a 51% stake in the Seagreen 1 offshore wind farm project for an upfront payment at closing of 70m£ and earn-outs up to 60m£ in aggregate subject to performance conditions. The 1,140 megawatts (MW) project has reached simultaneously a final investment decision and financial close. The purchase agreement also covers a potential extension opportunity of up to 360 MW.

Located 27 kilometers from the coastline in Scottish waters of UK North Sea, Seagreen 1 has secured all necessary major permits and onshore construction began in Q1 2020. Designed to cover the energy needs of around 1 million homes, the project will start producing renewable electricity from end of 2022. Once completed, it will be Scotland’s largest offshore wind farm. The project represents a global investment of around 3.7 B$. Total has secured close to 70% of external financing for its 51% stake.

“Total builds up a strong position in the world’s largest offshore wind market, as it becomes a majority stakeholder in the Seagreen 1 project, one of the largest offshore wind farms in the UK North Sea. This move represents a major change of scale for Total’s offshore wind activity in line with our strategy of profitable growth in renewables and low carbon electricity,” said Patrick Pouyanné, Chairman & CEO of Total. “As one of the main actors in the UK energy sector, Total will leverage its extensive expertise in offshore operations and maintenance to contribute to the success of the project alongside country’s leading offshore wind developer, SSE Renewables”.

“We are delighted to be partnering with Total to deliver Scotland’s largest offshore wind farm, Seagreen, which will make a significant contribution to the UK’s green recovery from coronavirus by unlocking £3bn of low carbon investment and generating the low carbon power we need to reach net zero. Today’s announcement is the result of great efforts by both teams to successfully complete this transaction in the current challenging circumstances. Total’s extensive global experience in the offshore environment combined with their clear ambition to contribute to the development of renewable energy worldwide is a strong fit with SSE Renewables’ strategic objective to treble our renewable output by 2030”, said SSE’s Chief Executive, Alistair Phillip-Davies.

Seagreen 1 benefits from a 15-year CfD (Contract for Difference) awarded by the UK Government for 454 MW, representing 42% of the total project capacity. An additional 30% of the project capacities will also be contracted under a private CfD with the SSE Group. Both contracts contribute to securing project revenues.

The transaction remains subject to conditions precedent, including public authorities approval and should be finalized by July 2020.

Total and Low-Carbon Electricity

Total integrates climate change into its strategy, and is staying ahead of new energy market trends by building a portfolio of activities in low-carbon electricity that could account for up to 40% of its sales by 2050. Today, Total’s gross low-carbon power generation capacity worldwide is currently close to 9 gigawatts, including 5 gigawatts from renewable energies.

Total targets 25 GW of a renewable generation capacity in 2025 and will continue to expand its business to become a leading international player in renewable energies.

About Total

Total is a broad energy Group, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com |

Cautionary Note

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